Ignyte Acquisition Corp.

640 Fifth Avenue

New York, NY 10019

September 12, 2022

VIA EDGAR

Attention:	Jenn Do
Lynn Dicker
Daniel Crawford
Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re: Ignyte Acquisition Corp.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Filed July 29, 2022

       File No. 001-39951

Ladies and Gentleman:

This letter sets forth the response of Ignyte Acquisition Corp. (the “Company” or “Ignyte”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 12, 2022, with respect to the above referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Proxy Statement on Schedule 14A filed July 29, 2022

Questions and Answers About the Proposals for Shareholders

Q: What interests do the Sponsor and Ignyte’s current officers and directors have in the Business Combination?, page 21

1.	We note your response to Comment 4 and reissue in part. Please revise here to discuss the interests of the Sponsor and Ignyte’s current officers and directors in the Business

Combination rather than cross-referencing to another part of the proxy statement. In your revisions, please discuss the fact that Ignyte’s management team appears to be affiliated with Ladenburg and that Ladenburg is acting as a financial advisor to Peak Bio in connection with the Business Combination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 21, 22, 35, 168, 297 of the Revised Proxy Statement in response to the Staff’s comment.

Proposal No. 1—The Business Combination Proposal

Background of the Business Combination, page 149

2.

We note your response to prior comment 27 and revised disclosure indicating that Peak Bio requested a valuation that was deemed to reflect its latest round of financing. Please revise to disclose the valuation ascribed to Peak Bio in this financing round. To the extent this disclosure references the $210M valuation ascribed to pH Pharma in its financing round, please describe the valuation process undertaken by Ignyte’s Board of Directors that led it to conclude that the valuation of pH Pharma could also be used to value Peak Bio.

Please also revise to disclose when the Spin-Off was proposed to Ignyte and when Ignyte agreed to purchase Peak Bio, as opposed to pH Pharma.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 154 and 155 of the Revised Proxy Statement in response to the Staff’s comment. The Company supplementally advises the Staff that, for purposes of clarity, it has previously included disclosure on pages 152 and 155 of the Proxy Statement to explain that pH Pharma was the legacy name of Peak Bio prior to the consummation of the Spin-Off, and therefore, the references to pH Pharma in the “Background of the Business Combination” section refer to Peak Bio prior to the Spin-Off.

3.

We note your response to Comment 28 and reissue. Please revise to identify who Mr. Strupp originally contacted and spoke with when identifying Peak Bio as a potential business combination target. Please also revise your disclosure in this section to discuss how Ignyte identified Peak Bio and Company X as attractive business combination opportunities.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 152 and 153 of the Revised Proxy Statement in response to the Staff’s comment.

4.

We note your response to prior Comment 29 and reissue in part. Please revise to disclose how Ignyte determined that pH Pharma’s proposed valuation of $180M following the disengagement of Company X was reasonable. In your revisions, please provide the calculations that Ignyte’s management and board of directors prepared to support this valuation. To the extent no such evaluations, analyses or calculations were prepared, please so state.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 155 of the Revised Proxy Statement in response to the Staff’s comment.

5.

We note your response to prior comment 31 and revised disclosure, including your statement that Ignyte agreed to a subscription agreement with Dr. Huh “where Dr. Huh had 6 months post-closing and the option to margin his equity position to cover the obligation requirement.” With reference to Securities Act Rule 421, please revise to clearly state what is meant by this disclosure. Please also revise here and throughout, as appropriate, to describe the consequences if the condition of the Key Stockholder Forward Purchase Agreement with respect to available financing is not met at Closing. Please clarify here and throughout, if true, that Dr. Huh will not have the obligation to purchase shares in the PIPE financing if he cannot obtain financing.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 148 and 158 of the Revised Proxy Statement in response to the Staff’s comment.

Opinion of River Corp Advisors, page 157

6.

We note your response to Comment 34 and reissue in part. To the extent Ignyte’s Board of Directors utilized the cash-burn forecast in its evaluation of the transaction or River Corp relied on the forecast in making its fairness determination, please present the cash-burn forecast in the proxy statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 160 of the Revised Proxy Statement in response to the Staff’s comment.

7.

We note your response to prior Comment 35 and revised disclosure. Please revise further to (i) disclose the dates on which River Corp calculated the enterprise values for the comparable companies presented; (ii) explain how enterprise value was calculated; and (iii) disclose the enterprise value of Peak Bio.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 167 of the Revised Proxy Statement in response to the Staff’s comment.

Information About Peak Bio, page 202

8.

We note your response to Comment 37 and reissue because Peak Bio’s graphics remain illegible. For example, the Upcoming Milestones column in the pipeline table on page 205, and the Summary of PHP-303 clinical development program table on page 208 contain illegible text. Please revise the graphics so the text is legible.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the graphics contained in the “Information About Peak Bio” section of the Revised Proxy Statement by simplifying the figure and tables so that the text in the graphics is more legible.

9.

We note your response to Comment 39 and reissue in part. Please revise to eliminate conclusions or predictions that Peak Bio’s product candidates are safe and/or effective/potent, as determinations of safety and efficacy are solely within the authority of the FDA. Remove any statements that indicate Peak Bio’s product candidates, approach, and/or technologies may be “first-in-class” or “best-in-class,” as well as similar statements, because such statements are speculative given Peak Bio’s current stage of development. For a non-exhaustive list of examples, we note:

•	Peak Bio states its concept is to create a Best-in-Class approach to treating cancer on page 47;

•	Peak Bio states PHP-303 appears to be a highly selective, potent, once daily, orally dosed reversible NE inhibitor on page 202;

•	Peak Bio states PHP-303 has already been safely tolerated in nearly 200 subjects on page 203;

•	Peak Bio states nearly 200 subjects have been exposed to one or more doses of PHP-303, and the data shows that PHP-303 selectively and reversibly inhibits NE and is safe on page 208;

•	Peak Bio states PHP-303 is a potent NEI on page 216;

•	Peak Bio states Trop2 ADCs have demonstrated efficacy on page 242.

You may discuss the results of your clinical trials, but please refrain from stating or implying that your product candidates are safe or efficacious.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 205–206, 208, 212–216, 222, 230, 233, 239–240, 243, 251–254 of the Revised Proxy Statement in response to the Staff’s comment.

10.

We note your response to Comment 40 and reissue. Please revise this section to include a more detailed discussion of the effect of existing or probable governmental regulations on Peak Bio’s business. We note the link you provide to describe the regulatory schema for the U.S. FDA is broken. Rather than providing a hyperlink, discuss the effect of existing or probable government regulations in the proxy statement/prospectus. Instead of discussing foreign jurisdictions generally, identify the specific governmental agencies in other jurisdictions where you intend to seek approval and disclose the approval pathways for those agencies. Define “Orphan Disease” and what regulatory treatment such a designation entails.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 216–221 of the Revised Proxy Statement in response to the Staff’s comment.

Summary of PHP-303 clinical development program, page 208

11.	We note your response to Comment 50 and reissue. Please disclose the total amount and nature of adverse events for the Peak Bio clinical trial and Bayer clinical trials separately.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 57, 205, 206, 212, 213, 214, 215 and 216 of the Revised Proxy Statement in response to the Staff’s comment.

Planned Phase 2 Clinical Trial in AATD, page 214

12.

We note your response to Comment 52 and reissue in part. On page 214, your disclosure indicates that Peak Bio’s phase 2 clinical trial of PHP-303 in AATD is expected to be conducted at multiple institutions in Europe that have extensive experience in conducting clinical trials for the treatment of AATD. Please revise to identify the institutions that you intend to partner with. To the extent you have yet to identify these institutions, please revise to provide the basis for your belief that these institutions will have extensive experience in conducting clinical trials for the treatment of AATD and identify the jurisdictions where you intend to conduct the clinical trial.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 223 of the Revised Proxy Statement in response to the Staff’s comment.

Material Agreements, page 216

13.	We note your response to Comment 53 and reissue in part. Please revise to disclose how either party may terminate the Bayer Agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 224 of the Revised Proxy Statement in response to the Staff’s comment.

14.

We note your response to Comment 54 and revised disclosure, including your description of the TAP Agreement indicating that milestone payments will not exceed “350%.” Please revise to clarify whether this percentage is tied to all funding events, including the Business Combination, and specify the amount of funding raised by Peak Bio to date that would be subject to this payment calculation.

We further note your disclosure that Peak Bio has the right to negotiate a commercial license covering DoD’s interest in any invention solely owned by DoD and developed under the DoD agreement and that you own all study data generated under the agreement. Please revise to disclose which party will own any therapeutic or prototype developed pursuant to this agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 225 and 226 of the Revised Proxy Statement in response to the Staff’s comment.

Management Following the Business Combination

Executive Officers, page 259

15.

We note your disclosure that Dr. Huh is the named subject of a pending criminal proceeding which includes charges for a felony possession of a controlled substance. Please expand your discussion to include the facts and circumstances in the allegations against Dr. Huh that gave rise to the action along with the proceeding’s current status. Alternatively, explain why further disclosure about the criminal proceeding is not necessary. In either circumstance, disclose the jurisdiction of the proceeding.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 79, 114, 171, 272 and 278 of the Revised Proxy Statement in response to the Staff’s comment.

Beneficial Ownership of Securities, page 278

16.

Your disclosure on page 99 indicates that Peak Bio’s executive officers, directors and greater than 5% stockholders will beneficially own approximately 47% of the outstanding New Peak Bio Common Stock. Please revise this section to reflect such ownership, or advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 100, 293 and 294 of the Revised Proxy Statement in response to the Staff’s comment.

*****

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement, as amended, as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IGNYTE ACQUISITION CORP.

By:	/s/ David Rosenberg
Name: David Rosenberg Title: Co-Chief Executive Officer

cc:	David Strupp, Ignyte Acquisition Corp.
Steven Kaplan, Ignyte Acquisition Corp.
Andrew P. Gilbert, DLA Piper LLP (US)
Scott A. Cowan, DLA Piper LLP (US)